UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2008

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated August 18, 2008.

Exhibit 99.1

Golar LNG share incentive program

The Board of Golar LNG Limited has approved the grant of 641,584 share options to employees of the Company and its subsidiaries under the terms of the Company’s existing share option scheme. The options have a strike price set at $18.20 per share. The options vest one third each year over three years, assuming continued employment, and the option period is five years. 231,250 of these shares have been granted to primary insiders.

Primary insiders have received options as part of this grant as follows:

	Options	Total options
	granted	after grant
Graham Robjohns	81,250	231,250
Gary Smith	150,000	450,000

The total number of outstanding options granted after this grant is 2,669,918.

August 15, 2008
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: August 18, 2008	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer